Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Transier, William L.	2. Issuer Name and Ticker or Trading Symbol Ocean Energy Inc (OEI)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

___ Director                            ___ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)
Executive Vice President & Chief Financial Officer

(Last) (First) (Middle) 1001 Fannin, Suite 1600	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/25/2003
(Street) Houston, TX 77002		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	04/25/2003		D	V	296,814(1)	D	(2)	-0-	D
Common	04/25/2003		D	V	78,405	D	(2)	-0-	I	(3)
Common	04/25/2003		D	V	26,508	D	(2)	-0-	I	(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy) SGO-(93)ISO	$23.7500	04/25/2003		D	V		12,610	(5)	05/14/2006	Common	12,610	(5)	-0-	D
Stock Option (Right to Buy) SGO-(93)NQ	$23.7500	04/25/2003		D	V		43,200	(5)	05/14/2006	Common	43,200	(5)	-0-	D
Stock Option (Right to Buy) SGO-(93)NQ	$23.7500	04/25/2003		D	V		4,190	(5)	05/14/2006	Common	4,190	(5)	-0-	D
Stock Option (Right to Buy) SGO-(95)NQ	$23.5000	04/25/2003		D	V		30,000	(5)	07/16/2006	Common	30,000	(5)	-0-	D
Stock Option (Right to Buy) SGO-(95)NQ	$18.8125	04/25/2003		D	V		40,000	(5)	07/15/2007	Common	40,000	(5)	-0-	D
Stock Option (Right to Buy) SGO-(98)NQ	$16.5000	04/25/2003		D	V		70,000	(5)	07/15/2008	Common	70,000	(5)	-0-	D
Stock Option (Right to Buy) SGO-(98)NQ	$6.8125	04/25/2003		D	V		55,966	(5)	03/20/2009	Common	55,966	(5)	-0-	D
Stock Option (Right to Buy) OEI-(99)NQ	$9.7500	04/25/2003		D	V		20,000	(5)	05/25/2009	Common	20,000	(5)	-0-	D
Stock Option (Right to Buy) OEI-(99)NQ	$7.3125	04/25/2003		D	V		75,000	(5)	01/03/2010	Common	75,000	(5)	-0-	D
Stock Option (Right to Buy) OEI-(99)NQ	$16.6250	04/25/2003		D	V		116,500	(5)	01/02/2011	Common	116,500	(5)	-0-	D
Stock Option (Right to Buy) OEI-(99)ISO	$18.6600	04/25/2003		D	V		16,077	(5)	01/02/2012	Common	16,077	(5)	-0-	D
Stock Option (Right to Buy) OEI-(99)NQ	$18.6600	04/25/2003		D	V		108,923	(5)	01/02/2012	Common	108,923	(5)	-0-	D
Stock Option (Right to Buy) OEI-(01)NQ	$20.3000	04/25/2003		D	V		99,500	(5)	01/02/2013	Common	99,500	(5)	-0-	D
Explanation of Responses:

(1) Includes 1,252 shares acquired during 2002 as a participant in the OEI Employee Stock Purchase Plan.

(2) Disposed of pursuant to merger agreement between Issuer ("OEI") and Devon Energy Corporation ("DVN") at an exchange rate of 0.414 shares of DVN Common Stock for each share of OEI Common Stock. The closing price of DVN Common Stock on the exchange date was $48.65 per share.

(3) Represents share interest held in Ocean Retirement Savings Plan as of April 25, 2003.

(4) Represents share interest held in OEI Supplemental Benefit Plan as of April 25, 2003.

(5) This option was assumed by DVN in the merger. The number of shares of DVN Common Stock purchasable under the Assumed Option shall be equal to 0.414 times the number of shares of OEI Common Stock underlying the Assumed Option. The per share exercise price of the Assumed Option shall be an amount equal to the per share exercise price of the stock option being assumed divided by 0.414. The Assumed Option, to the extent not already vested, became fully vested on April 25, 2003 as a result of the Change in Control.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Robert K. Reeves **Signature of Reporting Person Attorney-in-fact for William L. Transier	04/29/2003 Date
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